13 January 2006 Date

RECEIVED

By fax (+1 202 772 9207) and post

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

+46 8 6147852 Tel
+46 8 6148770 Fax
+46 706079269 Mobile
[redacted]

07021417

Attention: Division of International Corporate Finance

Re: Rule 12g3-2(b) submission by Nordea AB (publ) – File No. 082-04184

SUPPL

Ladies and Gentlemen:

Please find enclosed the following document that is being furnished pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"):

Press release: **The Nomination Committee's proposal to Nordea's Annual General Meeting 2007**

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

If you have any questions or comments or require further information, please contact the undersigned or, in my absence, Christopher Casselblad telephone: 46-8-6148168.

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

Respectfully submitted

Nordea Bank AB (publ)

Johan Ekwall

The Nomination Committee's proposal to Nordea's Annual General Meeting 2007

The Nomination Committee for Nordea Bank AB (publ) was established by decision of the Annual General Meeting 2006 and comprises Malin Björkmo, the Swedish government's representative and the Nomination Committee's chairman, Mogens Hugo Jørgensen, Nordea Danmark-fonden, Staffan Grefbäck, Alecta, Christer Elmehagen, AMF Pension, Hans Dalborg, chairman of the Board, and Juha Rantanen, co-opted member appointed by the Nomination Committee. The Nomination Committee announces today its proposals to the Annual General Meeting on 13 April 2007. The proposals will also be presented in the notice to attend the Meeting.

Election of board members and the chairman of the board
The Nomination Committee proposes re-election until the end of the next Annual General Meeting of Kjell Aamot, Harald Arnkværn, Hans Dalborg, Birgitta Kantola, Claus Høeg Madsen, Lars G Nordström, Timo Peltola and Björn Savén and also that Marie Ehrling, Tom Knutzen and Ursula Ranin be elected as new board members for the same period. The Nomination Committee proposes Hans Dalborg to be re-elected chairman of the board.

Marie Ehrling, Tom Knutzen and Ursula Ranin are proposed as new board members
Marie Ehrling is born 1955. She has a BSc from the Stockholm School of Economics, Handelshögskolan. Marie Ehrling was CEO of TeliaSonera Sverige AB 2003-2006. During the years 1982-2002 she worked for the SAS group, among other things as deputy group CEO in SAS AB (publ) and Head of SAS Scandinavian Airlines 2001-2002 and as Head of SAS Ground Services 1997-2001. She served as information officer at the Ministry of Finance 1980-1982 and the Ministry of Education 1979-1980 and served as financial analyst at Fourth Swedish National Pension Fund 1977-1979. Marie Ehrling is a member of the board of Securitas AB (publ), Centre for Advanced Studies of Leadership at Handelshögskolan in Stockholm and World Child Foundation.

Tom Knutzen is born 1962. He has a MSc in Strategic Financial Planning from the Copenhagen Business School. Tom Knutzen is CEO of Danisco A/S since 2006. During the period 1996-2006 he worked in NKT Holding A/S, as CEO 2000-2006 and as CFO 1996-2000. Previously, he was employed at Niro A/S 1988-1996, as CFO 1994-1996. During the period 1985-1988 he worked for the finance department at Fællesbanken. Tom Knutzen is a board member of the Confederation of Danish Industries (DI) in Copenhagen and in the Danish Academy of Technical Sciences, ATV.

Ursula Ranin is born 1953. She has a MLL and a BSc from the Swedish School of Economics in Helsinki. During the period 1984-2005 Ursula Ranin worked at Nokia Oyj, as chief legal officer 1992-2005 and as company lawyer 1984-1992. She served previously as a judge 1981-1984. Ursula Ranin is a board member of Finnair Plc and UPM-Kymmene Oyj.

Independence according to Swedish code for corporate governance
All of the proposed board members are according to the nomination committee to be considered as independent in relation to the company's major shareholders. The outgoing President and CEO Lars G Nordström is not considered independent in relation to the company and the company's management.

Nordea is the leading financial services group in the Nordic and Baltic Sea region. We are making it possible for our customers to reach their goals by providing a wide range of products, services and solutions within banking, asset management and insurance. Nordea has almost 10 million customers, more than 1,100 branch offices and a leading netbanking position with 4.6 million e-customers. The Nordea share is listed on the stock exchanges in Stockholm, Helsinki and Copenhagen.

www.nordea.com

Election of auditors
The Nomination Committee proposes re-election of KPMG Bohlins AB as auditors until the Annual General Meeting 2011.

Fees to the members of the board and auditors
The Nomination Committee proposes that the Annual General Meeting resolves on unchanged fees for the board of directors, amounting to 240,000 euro for the chairman, 93,000 euro for the deputy chairman and 72,000 euro per member for the other members. In addition, fees shall be payable for extra board meetings amounting to 1,750 euro per meeting and, for committee meetings, 2,250 euro for the committee chairman and 1,750 euro to the other members per meeting. Remuneration is not paid to members who are employees of the Nordea group.

Fees to the auditors are proposed to be payable as per invoice.

Establishment of nomination committee
It is proposed that a new nomination committee be established with the task of presenting proposals regarding election of board of directors, chairman of the board and auditors and also fees to the board members and the auditors for the Annual General Meeting 2008.

Report on the Nomination Committee's work
A report regarding how the Nomination Committee has conducted its work will be available on Nordea's home page at www.nordea.com from 9 March.

Pictures of the proposed new board members can be downloaded from www.nordea.com/candidates.

For further information
Malin Björkmo, Chair of the Nomination Committee, +46 8 405 36 18
Hans Dalborg, Chair of the Board and member of the Nomination Committee, +46 8 614 78 01

END